# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: First Trust Exchange-Traded Fund VIII, CIK 0001667919
CUSIP: 33740F185
Title of class of securities: FT Vest U.S. Equity Equal Weight Buffer ETF - September
Address of issuer's principal executive offices: 120 EAST LIBERTY DRIVE, SUITE 400, WHEATON, Illinois (IL), 60187
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002012356

## Reporting persons
- SECURED RETIREMENT ADVISORS, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Minnesota (MN); sole voting power 0; shared voting power 0; sole dispositive power 62,103; shared dispositive power 0; aggregate amount beneficially owned 62,103 (5.9% of the class)

## Item 1. Issuer
Name of issuer: First Trust Exchange-Traded Fund VIII
Address of issuer's principal executive offices: 120 EAST LIBERTY DRIVE SUITE 400 WHEATON, ILLINOIS 60187

## Item 2. Person Filing
Name of person filing: SECURED RETIREMENT ADVISORS, LLC
Address of principal business office or, if none, residence:
6121 EXCELSIOR BLVD
ST LOUIS PARK, Minnesota
55416
Citizenship: SECURED RETIREMENT ADVISORS, LLC - MINNESOTA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 62,103
Percent of class: 5.9
Sole power to vote or to direct the vote: SECURED RETIREMENT ADVISORS, LLC - 0
Shared power to vote or to direct the vote: SECURED RETIREMENT ADVISORS, LLC - 0
Sole power to dispose or to direct the disposition: SECURED RETIREMENT ADVISORS, LLC - 62,103
Shared power to dispose or to direct the disposition: SECURED RETIREMENT ADVISORS, LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- SECURED RETIREMENT ADVISORS, LLC: JOSEPH S. LUCEY, CEO (02/05/2025)